Exhibit 99.(a)(9)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

1-800-522-5465

Investor.Relations@aberdeenplc.com

ABRDN JAPAN EQUITY FUND, INC. (JEQ) ANNOUNCES

FINAL RESULTS OF CASH TENDER OFFER

(Philadelphia, September 5, 2025) – abrdn Japan Equity Fund, Inc. (NYSE: JEQ), announced today the final results of its cash tender for up to 7,072,985 shares, representing approximately 50% of the Fund’s outstanding shares. The offer expired at 5:00 p.m. New York City time on September 2, 2025.

Based on information provided by Computershare Trust Company N.A., the depositary of the tender offer, approximately 11,116,238 shares of common stock or 78.6% of the Fund’s outstanding stock were properly tendered, and the Fund has accepted, subject to adjustment for fractional shares, 7,072,985 shares for cash payment at a price equal to $8.04, which represents 98% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading on the NYSE on September 3, 2025. Since the total number of shares tendered exceeded the number of shares the Fund offered to purchase, all tenders of shares were subject to proration (at a ratio of approximately 0.6363) in accordance with the terms of the tender offer. Following the purchase of the properly tendered shares, the Fund will have 7,072,985 outstanding shares. Payment of accepted shares is expected to be issued on or about September 12, 2025.

Important Information

The Fund’s daily NYSE closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at https://www.aberdeeninvestments.com/en-us/investor/funds/view-all-funds/ or by calling the Fund’s Investor Services at 1-800-522-5465.

abrdn Inc. has prepared this report based on information sources believed to be accurate and reliable. However, neither the Fund, abrdn Asia Limited (the Investment Manager), nor any other person guarantees their accuracy. Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information.

In the United States, Aberdeen Investments is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

Closed-End Funds | Aberdeen

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